Free Writing Prospectus
Filed pursuant to Rule 433
Relating to
the Preliminary Prospectus Supplement
dated March 10, 2011 to
the Prospectus dated November 4, 2009
File No. 333-162019

Pricing Term Sheet
dated March 11, 2011

FAR EAST ENERGY CORPORATION

Offering of up to 51,707,317 shares of common stock, par value $0.001per share

Issuer:	Far East Energy Corporation, a Nevada corporation.

Offering:	A minimum of 19,512,195 shares of common stock up to a maximum of 51,707,317 shares of common stock.

Common stock outstanding after the offering:	359,041,575 shares of common stock if the maximum number of shares of common stock offered hereby are sold in the offering.

	Per Share	Minimum Total	Maximum Total
Offering price:	$0.5025	$9,804,878	$25,982,926
Placement Agent’s Fees:	$0.0176	$342,926	$908,755
Proceeds to us (before expenses):	$0.4849	$9,461,952	$25,074,171

Estimated offering expenses:	$400,000, which include legal, accounting and printing costs, reimbursable expenses of the placement agent and other expenses.

Closing date:	We expect the closing to occur on or about March 15, 2011.

OTC Bulletin Board symbol:	FEEC

The number of shares of our common stock that will be outstanding immediately after the offering is based on 307,334,258 shares outstanding as of March 9, 2011 and excludes:

•
11,110,500 shares of common stock issuable upon exercise of outstanding stock options issued under our equity incentive plans and compensation arrangements prior to this offering, at a weighted average exercise price of $1.07 per share;

•	21,994,982 shares of common stock issuable upon exercise of outstanding warrants issued prior to this offering, at a weighted average exercise price of $1.30 per share; and

•
9,036,538 shares of common stock issuable upon exchange of the exchangeable note issued to Dart Energy (CBM) International Pte Ltd (formerly Arrow Energy International Pte Ltd) (“Dart Energy”) at an exchange price of approximately $0.475 per share, assuming exchange on the maturity date of March 13, 2011.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from sales representatives of Religare Capital Markets, Inc., Attention: Manish Berlia, 80 Raffles Place, #11-20 UOB Plaza 2, Singapore 048 624, manish.berlia@religarecm.com, +65 6603 5795

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.